

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 9, 2013

Via E-mail
Jamie S. Miller
Senior Vice President – Controller
General Electric Capital Corporation
901 Main Avenue
Norwalk, CT 06851-1168

> **Re: General Electric Capital Corporation**
> **Form 10-K for the period ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-06461**

Dear Ms. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note that portions of your filing are written from the GE point of view (e.g. Liquidity Sources and Funding Plan on page 42, GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents Non-gaap disclosure on page 53, etc.). Please revise future filings to ensure that you disclose information from the GECC point of view.

2. On page 53, you disclose that GE has a goal of reducing the size of its financial services segment. In future filings, please expand on this disclosure to clearly address how this goal will impact your short and long term business strategies, financial condition, operating performance, liquidity, capital resources and the cash flows needed to service your debt. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Business

Regulations and Competition, page 7

3. We note your disclosure that you have been notified by the FSOC that you are under consideration for a proposed determination as a nonbank systemically important financial institution (nonbank SIFI). Supplementally, provide the staff with management's analysis as to the potential impact of such a determination on your business and operations. Please include a discussion of any preparations that have been made in anticipation of such a determination. In addition, please confirm that in the event that you are deemed to be a nonbank SIFI, you will revise your disclosure in future filings to reflect the new designation.

Risk Factors

Failure to Maintain our credit ratings…, page 11

4. We note your disclosure on page 43 that both the senior unsecured debt rating of GE and the senior unsecured debt rating of GECC were downgraded in 2012. In future filings, including in your next quarterly report, please include a revised discussion in risk factors that states that the ratings disclosed reflect the recent downgrades, and the extent to which your operations and contracts were impacted by such downgrades. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Item 3. Legal Proceedings, page 13

5. You disclose a number of legal proceedings. For each legal proceeding or considering all legal proceedings in the aggregate, please revise future filings to disclose:

    a. the amount or range of reasonably possible losses in addition to amounts accrued, or

    b. that reasonably possible losses cannot be estimated and tell us why they cannot be estimated, or

    c. that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

    Refer to ASC 450-20-50 for guidance. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Overview of Our Earnings from 2010 through 2012, page 16

6. You disclose that you used a more granular portfolio segmentation approach, by loss type, in determining the incurred loss period in your U.S. Installment and Revolving

Credit portfolio. Please describe to us in detail the changes you made to your methodology, the impact on financial results and the reasons you made the changes. Additionally, please revise future filings to estimate the impact of the change on your provision/allowance for loan loss for each period presented, more clearly explain why the change resulted in a higher provision for loan loss and clarify how you expect this change to impact future financial results. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Geographic Revenues, page 28

7. We note the effects of currency fluctuations on reported results decreased revenues by $0.7 billion in 2012 and increased revenues by $1.1 billion and $0.8 billion in 2011 and 2010, respectively. In future filings, please provide a more robust discussion of the effects foreign currencies have on your operations. Specifically, disclose the currencies that have the greatest effect on your operations and quantify the effects each had for each period presented. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Financial Resources and Liquidity, page 28

8. As noted in the transcript of the GE Q4 2012 Earnings Conference Call, GE plans to receive a substantial dividend from you during 2013. Please revise future filings to clearly discuss your plans with regard to expected dividends to your parent.

Financing Receivables, page 30

9. We note your disclosure of loans with terms that appear to result in a concentration of credit risk in note c to the table on page 32. In future filings, please revise the tables on pages 32 and 34 for your non-U.S. residential mortgages to separately disclose the information for this subset of loans. Additionally, considering that these loans appear to result in higher credit risk, more clearly explain the mitigating factors that result in the relatively low percentage of the allowance for losses as a percentage of nonearning financing receivables and the relatively low allowance for losses as a percentage of financing receivables. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Impaired Loans, page 36

10. On page 38, you disclose that the decrease in Real Estate TDRs was partially due to resolution of TDRs through restructuring.

   a. Please tell us and revise future filings to quantify, for each period presented, the decrease in TDRs due to TDRs being restructured.

    b.   Please provide us an accounting analysis that supports your policy of removing loans from TDR classification after restructuring and identify the accounting guidance that you considered.

    c.   Please tell us the typical facts and circumstances related to the TDRs being restructured including the types of restructurings you perform.

    d.   Please tell us how you measure impairment for these loans subsequent to restructuring.

       Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Liquidity Sources, page 42

11. Please revise future filings to clarify the amount of GECC consolidated cash and short term investments held by foreign subsidiaries. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Principal Debt and Derivative Conditions, page 44

12. You disclose that your master netting agreements allow for termination of derivative contracts based on the long-term credit ratings and short-term credit ratings of GE and that the related net derivative liability was $0.3 billion at December 31, 2012. To the extent that your exposure related to downgrades of long-term credit ratings is significantly different then your exposure to downgrades of short-term credit ratings of GE, please revise future filings to disclose your exposures separately.

13. You disclose that following the April 3, 2012 Moody's downgrade of GECC's long-term credit rating to A1 holders of $2.4 billion in principal amount of GICs redeemed their holdings and GECC made related cash payments. In Note C on page 89, you disclose that holders of $386 million redeemed their holdings. It appears that these disclosures should use the same number. If so, please clarify your disclosure in future filings. If not, please explain to us why.

14. Please revise future filings to clarify if holders of the remaining amounts of GICs can immediately redeem their holdings and if so, disclose the amount at period end.

GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents, page 53

15. Please tell us and revise future filings to clarify why you disclose the GE Capital Ending Net Investment as of January 1, 2009.

Note 2. Assets and Liabilities of Businesses Held For Sale and Discontinued Operations – WMC, page 73

16. Please revise future filings to disclose a roll forward of the reserve for WMC representation and warranty claims for each period presented. Also disclose a roll forward of pending claims for each period presented. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Note 10. Income Taxes, page 92

17. Considering your disclosure regarding the benefit from non-U.S. income taxed at a rate lower than the U.S. rate, please revise future filings to disclose, by country, the earnings(loss) from continuing operations before income taxes. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Note 20. Operating Segments, page 123

18. Please revise future filings to disclose revenues from external customers attributed to individual foreign countries if those revenues are considered material. Refer to ASC 280-10-50-41.a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jamie S. Miller
General Electric Capital Corporation
April 9, 2013
Page 6

       You may contact Mike Volley at 202-551-3437 or me at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Michael Clampitt at 202-551-3434 with any other questions.

                     Sincerely,

                     /s/ Sharon Blume

                     Sharon Blume
                     Assistant Chief Accountant